ALLIED GOLD LIMITED
ACN 104 855 067

3 November 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

DEBT REDUCTION ACCELERATED.

HIGHLIGHTS

Allied Gold is pleased to announce a further USD$3.3M reduction in its corporate debt position. The reduction is a direct result of the Company proactively managing its hedge book in light of its ongoing financial risk management as outlined in previous quarterly reports.

Initially, the hedge book was constructed to accommodate a USD$25M debt facility. This facility was only drawn to USD$19.3M. The Company was of the view that it had surplus hedging capacity as a result of the reduced draw down amount and decided to reduce its hedge book exposure under the appropriate circumstances.

Total debt repaid over the period from June 2008 – October 2008 is now USD$10.6M with the residual debt position remaining at USD$3.4M. As a result of the completed transaction, the next scheduled debt repayment is not due until June 2009.

A summary of the remaining hedge book profile is included below:

Year Ending 30 June	Sold Call Options US$700	Bought Put Options US$700	Total
Remaining FY 2009	18,450	31,744	50,194
FY 2010	23,850	39,748	63,598
FY 2011	22,764	34,536	57,300
FY 2012	10,908	-	10,908
Total	**75,972**	**106,028**	**182,000**

Of the estimated annual production of approximately 84,000 pa currently scheduled over the remaining life of the hedge book, approximately 75% will participate at USD$700p/oz or higher where the USD gold price exceeds USD$700p/oz. At a USD Gold price of less that USD$700p/oz approximately 35% of the production is guaranteed at least USD$700p/oz.

As am emerging gold producer Allied Gold will continue to proactively manage both its capital structure and underlying financial risks to ensure maximum value is achieved.

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).